Tel 713.758.2222  Fax 713.758.2346

April 30, 2009

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C.  20549-7010
Attn:  H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited
Registration Statement on Form S-3
File No. 333-158304
Filed March 31, 2009

Dear Mr. Schwall:

Set forth below are Energy XXI (Bermuda) Limited’s, a Bermuda corporation (the “Company”), responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 24, 2009, with respect to the Company’s registration statement on Form S-3 filed March 31, 2009, File No. 333-158304 (the “Registration Statement”).  For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Selling Stockholders, page 15

1.	Please discuss in this section how the selling shareholders acquired their shares.

Response: In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 15.

Exhibit 5.1

2.
We note your counsel’s statement that “[t]his opinion is addressed to you in connection with the registration of the Securities with the Securities and Exchange Commission and is not to be made available to, or relied on by any other person or entity, or for any other purpose, without our prior written consent” and that “[t]his opinion is addressed to you solely for your benefit and is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose nor quoted or referred to in any public document nor filed with any governmental agency or person, without our prior written consent, except as may be required by law or regulatory authority.”  Shareholders are entitled to rely on the opinion of counsel.  Please revise.

Response: In response to the Staff’s comment, we have obtained and filed a new opinion as Exhibit 5.1.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

April 30, 2009 Page  2

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement to Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Very truly yours,

/s/ VINSON & ELKINS LLP

Enclosures

Cc:	Sean Donahue, Securities and Exchange Commission
David West Griffin, Energy XXI (Bermuda) Limited